[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Fried, Frank, Harris, Shriver & Jacobson LLP

801 17th Street, NW
Washington, DC 20006
Tel: +1.202.639.7000
Fax: +1.202.639.7003
www.friedfrank.com

August 13, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	FrontView REIT, Inc.
Amendment No. 4 to Draft Registration Statement on Form S-11
Confidentially Submitted July 10, 2024
CIK No. 0001988494

Ladies and Gentlemen:

This letter sets forth the response of FrontView REIT, Inc. (the “Company”), to the comment letter, dated August 2, 2024 of the staff of the Division of Corporate Finance (the “Staff”) with respect to Amendment No. 4 to the Company’s draft Registration Statement on Form S-11 (“Amendment No. 4”), confidentially submitted on July 10, 2024. This letter is being submitted confidentially with Amendment No. 5 to the Draft Registration Statement on Form S-11 (“Amendment No. 5”).

Your numbered comments with respect to Amendment No. 4 are reproduced below in bold text. The Company’s responses thereto are set forth immediately following the reproduced comment to which it relates. All references to page numbers in the Company’s responses are to the page numbers in Amendment No. 5. Capitalized terms used herein without definition have the meanings given in Amendment No. 5.

Amendment No. 4 to Draft Registration Statement on Form S-11

Notes to Consolidated Financial Statements of NADG NNN Property Fund LP 2. Accounting Policies for Financial Statements, page F-19

1.
We note you recorded an impairment loss related to an asset held for investment and an asset held for sale. With respect to your nonrecurring fair value measurements of such assets, please clarify for us and in your filing which level of the fair value hierarchy these assets are categorized. Further, please clarify for us and in your filing if the impaired asset held for sale is still owned at December 31, 2023. Finally, to the extent these assets are categorized within Level 3 and still owned at December 31, 2023, please revise to provide quantitative information about the significant unobservable inputs used in the fair value measurement of these assets, or tell us how you determined such disclosures are not necessary. Please refer to ASC 820-10-50-2.

In response to the Staff’s comment, the Company respectfully advises that for the impairment on the asset held for investment, the impairment loss and the related carrying value of the asset held for investment were immaterial and, accordingly, the Company did not disclose the level of the fair value hierarchy and any quantitative information about the significant unobservable inputs used in the fair value measurement of the related asset. In the future, to the extent the impairment loss and the related carrying value of the asset held for investment become material, the Company will appropriately disclose the inputs used and the fair value hierarchy where the assets are categorized. In the Company’s unaudited interim financial statements as of and for the six months ended June 30, 2024 (the “Unaudited Financial Statements”), there was an impairment on assets held for investment that was considered material and, therefore, the Company has added disclosure to notes 2(e) and 2(l) to the Unaudited Financial Statements on pages F-55, F-56, F-57 and F-58 of Amendment No. 5 describing the Level 3 significant unobservable inputs used in determining the nonrecurring fair value measurement of the impaired asset.

With respect to the fair value of the impaired asset held for sale, the impairment on such asset was determined using Level 2 observable inputs based on the negotiated selling price, less the cost of disposal, received from a third party. In response to the Staff’s comment, the Company has added disclosure to note 2(d) to the audited financial statements as of and for the year ended December 31, 2023 on page F-24 of Amendment No. 5 disclosing the Level 2 observable inputs used in determining the nonrecurring fair value measurement of the impaired asset. The Company owned the impaired asset held for sale at December 31, 2023 and the impaired asset held for sale was sold on January 19, 2024 during the subsequent event period.

General

2.	Please note that we continue to monitor your disclosure for responses to comments 2, 4, 7 and 9 of our letter dated September 19, 2023.

In response to the Staff’s comment, the Company respectfully acknowledges comments 2, 4, 7 and 9 in your letter dated September 19, 2023 and will revise the disclosure in a future amendment to the Registration Statement on Form S-11.

If you have any questions or comments concerning this submission, please do not hesitate to contact me at (202) 639-7486.

Very truly yours,

/s/ Stuart A. Barr
Stuart A. Barr

cc:          FrontView REIT, Inc.

Stephen Preston
Co-Chief Executive Officer and Co-President

Randall Starr
Co-Chief Executive Officer and Co-President